SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bilibili Inc.
(Name of Issuer)

Class Z ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

090040106**
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class Z Ordinary Shares. CUSIP number 090040106 has been assigned to the American Depositary Shares of the Company, which are quoted on the Nasdaq Global Select Market under the symbol "BILI." Each American Depositary Share represents 1 Class Z Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090040106	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON AnglePoint Asset Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,017,367 Class Z Ordinary Shares represented by American Depositary Shares
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,017,367 Class Z Ordinary Shares represented by American Depositary Shares
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,017,367 Class Z Ordinary Shares represented by American Depositary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%*
12	TYPE OF REPORTING PERSON IA

* Hillhouse Capital Advisors, Ltd. ("HCA") is separately filing a Schedule 13G with respect to the Company.  AnglePoint Asset Management, Ltd. ("AP") was established by HCA and its affiliates, and the firms continue to share certain policies, personnel and resources.  AP and HCA do not share beneficial ownership over the securities managed by each of them nor are they part of a "group" for purposes of Section 13(d). However, out of an abundance of caution, they have each determined to aggregate their holdings for purposes of determining if each is required to make filings under Section 13(d).

CUSIP No. 090040106	13G/A	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Bilibili Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive office is located at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District. Shanghai, 200433, People's Republic of China.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by AnglePoint Asset Management, Ltd., an exempted Cayman Islands company ("AP" or the "Reporting Person"), with respect to the Class Z Ordinary Shares (as defined in Item 2(d) below) represented by American Depositary Shares held by InRe Fund L.P. ("InRe") and ENZ Re Fund, L.P. ("ENZ Re", together with InRe, the "AnglePoint Entities"). AP acts as the sole management company of the AnglePoint Entities. AP is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the American Depositary Shares representing Class Z Ordinary Shares held by the AnglePoint Entities.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of the Reporting Person is 7F, Low Block, 181 Queens Road, Central, Hong Kong.

Item 2(c).	CITIZENSHIP
Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class Z ordinary shares, par value of $0.0001 per share (the "Class Z Ordinary Shares").

Item 2(e).	CUSIP NUMBER
There is no CUSIP number assigned to the Class Z Ordinary Shares. CUSIP number 090040106 has been assigned to the American Depositary Shares of the Company, which are quoted on the Nasdaq Global Select Market under the symbol "BILI." Each American Depositary Share represents 1 Class Z Ordinary Share.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 090040106	13G/A	Page 4 of 6 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP
The percentage set forth in this Schedule 13G/A is calculated based upon an aggregate 242,751,341 Class Z Ordinary Shares outstanding as of December 31, 2019, as reported in the Company's Form 20-F filed with the Securities and Exchange Commission on March 27, 2020.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

CUSIP No. 090040106	13G/A	Page 5 of 6 Pages

Item 10.	CERTIFICATION
The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 090040106	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021

AnglePoint Asset Management, Ltd.

/s/ Cora Su Li Ang
Name: Cora Su Li Ang
Title: Chief Compliance Officer